Jerash Holdings (US), Inc.

277 Fairfield Road, Suite 338

Fairfield, New Jersey 07004

(201) 285-7973

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Erin Donahue

February 26, 2025

Re:	Jerash Holdings (US), Inc.
Registration Statement on Form S-3 (File No. 333-285163)
Filed February 24, 2025

Dear Ms. Donahue:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Jerash Holdings (US), Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on February 28, 2025, or as soon as thereafter practicable.

Very truly yours,

Jerash Holdings (US), Inc.

By:	/s/ Gilbert K. Lee
Name:	Gilbert K. Lee
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC